UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VEREIT, INC.

(F/K/A AMERICAN REALTY CAPITAL PROPERTIES, INC.)

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

92339V100

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 80,608,053
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 80,608,053
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,608,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%*
14.	Type of Reporting Person (See Instructions): PN; IA

(*)	Based upon 905,011,214 Shares outstanding on August 6, 2015, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on August 19, 2015.

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 80,608,053
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 80,608,053
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,608,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%*
14.	Type of Reporting Person (See Instructions): IN; HC

(*)	Based upon 905,011,214 Shares outstanding on August 6, 2015, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on August 19, 2015.

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) relates to the common stock, $0.01 par value per share (the “Shares”), of VEREIT, Inc. (f/k/a American Realty Capital Properties, Inc.), a Maryland corporation (the “Issuer”), and amends the Schedule 13D filed on December 29, 2014 as amended by Amendment No. 1 thereto filed with the SEC on February 9, 2015 and Amendment No. 2 thereto filed with the SEC on March 9, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed to amend Item 1, Item 2, Item 3, Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 1. Security and Issuer

Item 1 of the Schedule 13D is supplementally amended as follows:

This Schedule 13D relates to the common stock, $0.01 par value per share (the “Shares”), of VEREIT, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2325 E. Camelback Road, Suite 1100, Phoenix, AZ 85016.

Item 2. Identity and Background

Item 2 of the Schedule 13D is supplementally amended as follows:

The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, New York 10065.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplementally amended as follows:

The Reporting Persons used working capital of the Corvex Funds to purchase the Shares reported herein. The total purchase price for the 80,608,053 Shares was $700,305,886, including brokerage commissions.

The Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplementally amended as follows:

The Reporting Persons acquired the Shares referred to in Item 5 over which they exercise beneficial ownership in the belief that the Shares of the Issuer continue to be an attractive investment.

Item 5. Interest in Securities of the Issuer

Paragraphs (a)-(c) of ltem 5 of the Schedule 13D are supplementally amended as follows:

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 905,011,214 Shares outstanding on August 6, 2015, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on August 19, 2015.

(a)-(b) As of 4:00 p.m., New York City time, on September 24, 2015, Corvex may be deemed to be the beneficial owner of 80,608,053 Shares, constituting approximately 8.9% of the Issuer’s Shares outstanding. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares. Corvex and Mr. Meister may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplementally amended as follows:

Exhibit 2	Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: September 25, 2015	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister